Mail Stop 3561

August 30, 2006

Mr. Howard Lester
Chief Executive Officer
c/o Mr. Seth Jaffe
General Counsel
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

> **Re:** **Williams-Sonoma, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2006**
> **Filed April 7, 2006**
> **Form 8-K**
> **Filed July 11, 2006**
> **File No. 1-14077**

Dear Mr. Lester:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 29, 2006

Note A: Summary of Significant Accounting Policies, page 42

General

1.   In future filings, please disclose the total amount charged to advertising expense for each period presented. Please refer to paragraph 49(c) of SOP 93-7. Please also disclose the amount of cooperative advertising allowances netted against gross advertising expense charged to selling and administrative expenses.

Deferred Rent and Lease Incentives, page 44

2.   We note your disclosure in Note E at page 52 that the rental payment requirements in your store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord have not been met. Please expand your disclosure in future filings to describe your accounting treatment of any contingent rental amounts included in these lease agreements. Specifically, your disclosure should explain whether you include an estimate of contingent rent when calculating your deferred rent liability as well as the factors that you consider when determining whether or not to include it.

Revenue Recognition, page 45

3.   We note your disclosure that you recognize direct-to-customer revenues when the merchandise is delivered to the customer. Please tell us how you determine when this occurs. Also, please tell us whether your sales terms are consistent across all subsidiaries and all sales agreements and whether shipping terms are primarily FOB shipping point or destination.

Form 8-K, filed July 11, 2006

4.   We note that during the second quarter of fiscal year 2006, you changed the estimate of the elapsed time for recording income associated with unredeemed gift certificates and gift cards to four years from your prior estimate of seven years. Please address the following:

- Explain to us why an actuarial study was chosen rather than an analysis of your historical gift certificate and gift card redemptions to estimate your breakage.

- Tell us if you analyzed your historical gift certificate and gift card redemptions, and if so, tell us if your conclusion regarding the remoteness of redemptions would have been different had they been predicated upon historical redemption activity. If you did not complete an analysis of your historical redemptions, tell us why not.

- Describe to us in detail how your prior breakage policy was established and tell us why the results of the actuarial study supported the change in the estimate of the elapsed time to four years from your prior estimate of seven years.

- Provide us with a copy of the independent actuarial study.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas at (202) 551-3722 or Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief